                                                                  EXHIBIT 21.1

                      List of Subsidiary Corporations

Anchor Coin
Anchor Gaming Canada, Inc.
C.G. Investments, Inc.
Colorado Grande Enterprises, Inc. (1)
DD Stud, Inc.
Green Mountain Entertainment, Inc.
Powerhouse Technologies, Inc.
Automated Wagering International, Inc. (2)
Raven's D&R Music, Inc. (2)
United Wagering Systems, Inc. (2)
VLC, Inc. (2)
VLC of Nevada, Inc. (2)
VLT Company, Inc. (2)
Neuvo Sol Turf Club, Inc. (3)
United Tote Company (3)
United Tote Canada, Inc. (3)
Dynatote of Pennsylvania, Inc. (4)



(1) Colorado Grande Enterprises, Inc. is 80% controlled by Anchor Gaming. Approximately 50% of this subsidiary is held through C.G. Investments, Inc. and the remaining 30% is held by Anchor Gaming.
(2)   A 100% subsidiary of Powerhouse Technologies, Inc.
(3)   A 100% subsidiary of United Wagering Systems, Inc.
(4)   A 100% subsidiary of United Tote Company